[Security Benefit Life Insurance Company]

January 12, 2011

VIA EDGAR

Sonny Oh
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Security Benefit Life Insurance Company SBL Variable Annuity Account XIV Post-Effective Amendment No. 5 to the Registration Statement on Form N-4 (File Nos. 333-138540 and 811-10011)

Dear Mr. Oh:

On behalf of Security Benefit Life Insurance Company (the “Company”), I have enclosed for your convenience a copy of a prospectus and statement of additional information (“SAI”) from Post-Effective Amendment No. 5 to the above referenced registration statement (the “Amendment”).  The Amendment, which relates to a flexible premium deferred variable annuity contract, was filed with the Securities and Exchange Commission on January 10, 2010 pursuant to paragraph (a) of Rule 485 under the Securities Act of 1933, as amended.  The Company filed the Amendment to add a new prospectus and SAI to describe a new version of the existing contract.  Once the Amendment is effective, the Company will begin offering the new prospectus (and SAI, upon request) in place of the original prospectus and SAI.

The Company respectfully requests that the Commission Staff afford the Amendment selective review in accordance with Securities Act Release No. 6510 (Feb. 15, 1984).  The new prospectus and SAI included in the Amendment are substantially similar to the existing prospectus and SAI, which describe the existing version of the contract.  The enclosed prospectus and SAI are appropriately marked against the existing prospectus and SAI to indicate the differences between the existing contract and the new version.  The material differences between the two are as follows:

1.	The new version of the contract will not be sold in the Section 403(b) market.

2.
The new version of the contract will not impose a contingent deferred surrender charge, and the mortality and expense risk charge will be fixed at an annual rate of 0.20% (under the existing contract, an owner may choose between a 5-year surrender charge with no

Sonny Oh
January 12, 2011

mortality and expense risk charge or a 0.20% mortality and expense risk charge with no surrender charge).

3.
The new version of the contract will not offer the Extra Credit Rider (pursuant to which the Company adds a “Credit Enhancement” of 3% of each purchase payment made during the first contract year to the owner’s contract value).

Additional updating changes, as well as financial statements and certain required exhibits, will be included in a subsequent post-effective amendment to be filed pursuant to Rule 485(b) on or before March 18, 2011.

If you have any questions or comments regarding the Amendment, or if there is anything that we can do to facilitate the Staff’s review of the Amendment, please call Elisabeth M. Bentzinger at (202) 383-0717.

Very truly yours,

/s/ Chris Swickard

Chris Swickard
Associate General Counsel

cc:           Elisabeth M. Bentzinger